EXHIBIT 99.1
                      BANCO DE GALICIA Y BUENOS AIRES S.A.


                                                   Buenos Aires, October 2, 2007

Comision Nacional de Valores (National Securities Commission)

BY HAND

                                          Ref.: Program for the issuance and re-
                                          issuance  of  Ordinary   Negotiable
                                          Obligations for up to US$2,000,000,000
                                          - Cancellation.

Dear Sirs,
     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to cancel the Negotiable Obligations detailed below and cancel the public offering thereof, these Negotiable Obligations were acquired through purchases which were made under market terms:


     * Negotiable Obligations due in 2010: for a face value of US$ 10,174,000 (ten million one hundred and seventy four thousand US Dollars).



     After effecting this cancellation, the principal amount of the outstanding Negotiable Obligations due in 2010 will have a face value of US$342,664,846 (three hundred and forty two million six hundred and sixty four thousand eight hundred and forty six US Dollars).


     Consequently, we request that you give effect to the partial cancellation of the public offering for US$ 10,174,000 of Negotiable Obligations due in 2010.


                           Yours faithfully,

                                            Patria M. Lastiry
                                             Attorney in fact